

September 21, 2012

Via E-mail
Mr. John Michel T. Huss
President and Chief Executive Officer
Theratechnologies, Inc.
2310 Alfred-Nobel Blvd.
Montreal, Quebec, Canada H4S 2B4

> **Re: Theratechnologies, Inc.**
> **Form 40-F for Fiscal Year Ended November 30, 2011**
> **Filed February 8, 2012 and amended on February 28, 2012**
> **File No. 001-35203**

Dear Mr. Huss:

We have reviewed your August 27, 2012 response to our August 16, 2012 comment letter and have the following comments.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 40-F for the Fiscal Year Ended November 30, 2011 filed February 8, 2012
Exhibit 99.1
Consolidated Financial Statements
Notes to the Consolidated Financial Statements
3. (g) Inventories, page 10

1. Please refer to your response to prior comment two. If you buy your inventory from third parties and do not own or operate manufacturing facilities, please tell us why your policy includes the following language: "Inventory costs also include the costs directly related to the conversion of materials to finished goods, such as direct labour, and a systematic allocation of fixed and variable production overhead, including manufacturing depreciation expense. The allocation of fixed production overheads to the cost of inventories is based on the normal capacity of the production facilities. Normal capacity

is the average production expected to be achieved over a number of periods under normal circumstances."

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614, if you have any questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant